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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                            ------------------------
                            SMARTFLEX SYSTEMS, INC.
                           (Name of Subject Company)
                            ------------------------
                     SATURN ELECTRONICS & ENGINEERING, INC.
                             SSI ACQUISITION CORP.
                             WALLACE K. TSUHA, JR.
                                   (Bidders)
                            ------------------------
                         COMMON STOCK, $.0025 PAR VALUE
                         (Title of Class of Securities)
                                  83169K 10 8
                     (CUSIP Number of Class of Securities)
                            ------------------------
                           MR. WALLACE K. TSUHA, JR.
                     SATURN ELECTRONICS & ENGINEERING, INC.
                               255 REX BOULEVARD
                          AUBURN HILLS, MICHIGAN 48326
                                 (248) 853-5724

           (Name, Address And Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

                                 DONALD J. KUNZ
                       HONIGMAN MILLER SCHWARTZ AND COHN
                          2290 FIRST NATIONAL BUILDING
                            DETROIT, MICHIGAN 48226
                            ------------------------
                                  JULY 6, 1999
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

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
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    TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**
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
          $70,643,517                                    $14,128.70
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 * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 6,493,994 shares of common stock, $.0025 par value, of the Company (the "Shares"), at a price per Share of $10.50 in cash. Such number of shares represents all the Shares outstanding as of July 6, 1999. The amount also includes the amount paid to holders of Company stock options in connection with the transaction.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the aggregate Shares purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,128.70
Filing Party: SSI Acquisition Corp.
Form or Registration No.: Schedule 14D-1 and Schedule 13D
Date Filed: July 13, 1999

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     This Amendment No. 4 to Schedule 14D-1 relates to a tender offer by SSI
Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Saturn Electronics & Engineering, Inc., a Michigan corporation (the "Parent"), to purchase all outstanding shares of common stock, $.0025 par value per share (the "Shares"), of Smartflex Systems, Inc., a Delaware corporation (the "Company"), at a purchase price of $10.50 per share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 14, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments thereto, collectively constitute the "Offer"), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on July 14, 1999. The purpose of this Amendment No. 4 is to supplement Item 8 of the Offer to Purchase by replacing the information under the heading "Company Information" with the following:

     Company Information. Except as otherwise stated in the next paragraph, the information concerning the Company contained herein has been taken from or based upon publicly available documents on file with the Commission and other publicly available information. Although the Purchaser and the Parent do not have any knowledge that any such information is untrue, neither the Purchaser nor the Parent takes any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

     During the course of the Parent's review of the Company, the Parent received certain information about the Company which is not publicly available (the "Confidential Memorandum"), including certain financial forecasts for the Company for 1999, 2000 and 2001. These forecasts included the following information (in millions): Net revenues -- $157.9, $250.0 and $300.0, respectively; EBIT -- $3.7, 21.4 and 31.9, respectively; and net income -- $2.1,
13.3 and 20.3, respectively. These forecasts do not reflect the Company's actual performance during 1999, changes in the Company's business or in the economy in general since the forecasts were prepared, or prospective changes in the Company's business or in the economy in general resulting from events which have occurred since the forecasts were prepared. The forecasts were not prepared with a view to complying with the published guidelines of the Commission regarding projections or with the AICPA Guide for Prospective Financial Statements and are included in this Offer to Purchase only because they were furnished to the Parent.

     The forecasts contained in the Confidential Memorandum necessarily reflect numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are inherently uncertain or beyond the Company's control. The Company has advised the Parent that the significant assumptions and key factors upon which the forecasts were based include: (i) expectations of future revenues from existing customers, (ii) predictions made by the Company's customers as to the market success, lifecycle length and production timing of the customers' products, (iii) an assumption that the Company will be able to acquire new customers for the Company's electronic manufacturing services at the current rate of growth in the overall market for such services, (iv) an assumption that the Company's fixed assets and infrastructure are underutilized and can support additional revenue growth without a significant increase in fixed costs, and (v) an assumption that worldwide growth in revenues in the Company's industry will continue at current levels. One cannot predict whether the assumptions made in preparing the forecasts will be accurate, and actual results may be materially higher or lower than those contained in the forecasts. The inclusion of this information should not be regarded as an indication that the Parent, the Purchaser, the Company, or anyone who received this information considered it a reliable predictor of future events, and this information should not be relied on as such. Neither the Parent nor the Purchaser assumes any responsibility for the validity, reasonableness, accuracy or completeness of the forecasts.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

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
  (a)(9)    Amendment No. 1 to Offer to Purchase, dated August 4, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999

                                          SATURN ELECTRONICS & ENGINEERING, INC.

                                          By: /s/ WALLACE K. TSUHA, JR.

                                            ------------------------------------
                                            Name: Wallace K. Tsuha, Jr.
                                            Title: President

                                          SSI ACQUISITION CORP.

                                          By: /s/ WALLACE K. TSUHA, JR.

                                            ------------------------------------
                                            Name: Wallace K. Tsuha, Jr.
                                            Title: President

                                          /s/ WALLACE K. TSUHA JR.

                                          --------------------------------------
                                          Wallace K. Tsuha Jr.

                                 EXHIBIT INDEX

EXHIBIT
  NO.                               DESCRIPTION
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
  (a)(9)    Amendment No. 1 to Offer to Purchase, dated August 4, 1999.